Exhibit 99.2

EARNINGS Release 2Q24

JBS ENDS 2Q24 WITH R$9.9 BILLION IN EBITDA AND NET PROFIT OF R$1.7 BILLION

São Paulo, August 13, 2024 – JBS S.A - (B3: JBSS3; OTCQX: JBSAY), announces today its 2Q24 results. The comments made herein are in Brazilian Reais, in accordance with international accounting standards (IFRS), unless otherwise specified.

2Q24 HIGHLIGHTS (BRL)

CONSOLIDATED

Net Sales: R$100.6 bi (+12.6% y/y)
Adjusted EBITDA: R$9.9 bi (+121.1% y/y)
Adjusted EBITDA Margin: 9.8% (+4.8 p.p. y/y)
Free Cash Flow: R$5.5 bi (+338% y/y)
Net profit: R$1.7 bn

OPERATIONAL AND FINANCIAL HIGHLIGHTS IFRS

JBS BEEF NORTH AMERICA

Net Sales: R$31.3 bi (+8.7% y/y)
Adjusted EBITDA: R$151 mi (-65.1% y/y)
EBITDA Margin: 0.5% (-1 p.p. y/y)

JBS AUSTRALIA

Net Sales: R$8.6 bi (+15.3% y/y)
Adjusted EBITDA: R$1.2 bi (+65.8% y/y)
EBITDA Margin: 13.7% (+4.2 p.p. y/y)

JBS USA PORK

Net Sales: R$11.3 bi (+28.2% y/y)
Adjusted EBITDA: R$1.3 bi (+224.4% y/y)
EBITDA Margin: 11.1% (+6.7 p.p. y/y)

PPC

Net Sales: R$23.8 bi (+11.5% y/y)
Adjusted EBITDA: R$4.1 bi (+119.7% y/y)
EBITDA Margin: 17.2% (+8.5 p.p. y/y)

SEARA

Net Sales: R$11.6 bi (+12.5% y/y)
Adjusted EBITDA: R$2 bi (+381% y/y)
EBITDA Margin: 17.4% (+13.3 p.p. y/y)

JBS BRASIL

Net Sales: R$15.5 bi (+11.2% y/y)
Adjusted EBITDA: R$1.2 bi (+74.7% y/y)
EBITDA Margin: 7.6% (+2.8 p.p. y/y)

- JBS announced that it will quadruple its production capacity in Saudi Arabia with the opening of a new production plant in the country, in November. With an investment of US$50 million, the plant will produce chicken breaded products in the city of Jeddah. In Australia, JBS will invest AU$110 million in salmon farming, to build a new hatchery that will be able to produce more than 7 million fish.
- JBS achieved 2.77x leverage in dollars at the end of 2Q, comfortable level for this ratio. Following its deleveraging target, the Company completed a bond repurchase program in the total amount of US$500 million. Throughout the quarter, JBS issued R$1.8 billion in CRAs (Agribusiness Receivables Certificate), in 4 series, with the 20-year series being the longest deal of this type in the Brazilian capital market.

JBS (JBSS3) Price on 08.13.2024	Market Cap. on 08.13.2024	Total Shares:
R$34.90	R$77.4 Billion	2,218,116,370

IR Contact
Guilherme Cavalcanti
Christiane Assis
Pedro Bueno
Felipe Brindo
Vitor Figueira
Amanda Harumi
ri_ir@jbs.com.br

MESSAGE FROM THE CEO Gilberto Tomazoni, Global CEO JBS 2 We had a S trong S econd quarter, once again S howca S ing the S trength of our diver S ification S trategy . The promi S ing outlook for 2024 i S becoming a reality : we've added 5 percentage point S to our con S olidated EBITDA margin reaching 9 . 8% , when compared to the S econd quarter of 2023 , increa S ed adju S ted EBITDA to $ 1 . 9 billion and delivered a po S itive free ca S h flow for the period of $ 1 . 1 billion . Our global multi - protein platform ha S enabled JBS to mitigate the natural cycle S in our S ector S and maintain a healthy ca S h generation . A S te S tament to thi S S trength, 75 % of our EBITDA thi S quarter come S from our poultry and pork operation S , primarily from Pilgrim’ S , Seara and JBS USA Pork . Additionally, JBS Bra S il and Au S tralia al S o delivered S trong performance S . Our poultry and pork bu S ine SS e S have benefited from lower grain price S and a better balance between S upply and demand . With S trong re S ult S in the United State S , Mexico, and Europe, Pilgrim' S exceeded market expectation S , recording the be S t EBITDA re S ult S in it S hi S tory for a quarter : R $ 4 . 1 billion in 2 Q 2024 compared to R $ 1 . 9 billion in 2 Q 2023 , with a margin of 17 . 2% . A clear focu S on operational excellence, di S cipline in executing the key cu S tomer S trategy, a S well a S it S diver S ified portfolio allowed Pilgrim' S to efficiently ride the po S itive market momentum . Meanwhile, USA Pork' S margin increa S ed from 4 . 4 % to 11 . 1% , year - over - year . At Seara, the proce SS of operational improvement S continue S to progre SS rapidly, now incorporating enhancement S in commercial proce SS e S a S well . With an EBITDA margin at 17 . 4% , Seara confirm S the optimi S tic expectation S we've been S ignaling in previou S quarter S . The inve S tment S we've made over the pa S t few year S , including the recent opening of two new facilitie S for chicken breaded product S and hot dog S in Rolândia, Paraná, Brazil, are S tarting to bear fruit . The S trength of our diver S ification put S JBS in a unique po S ition in the indu S try . While the market environment in the United State S remain S challenging, our beef bu S ine SS e S in Brazil and Au S tralia are benefiting from favorable cycle S in both countrie S . In Au S tralia, the po S itive environment i S reflected in a S ignificant increa S e in margin in the S econd quarter of 2024 compared to the S ame period la S t year . In Brazil, the outlook for the beef bu S ine SS i S promi S ing, driven by S ignificant growth in cattle proce SS ing volume S , dome S tic demand increa S e, and improved export profitability . Our global diver S ification S trategy i S driven by inve S tment S in innovation and building S trong brand S , creating a more re S ilient and higher value - added portfolio . We recently announced an inve S tment of $ 110 million Au S tralian dollar S to expand our S almon farming at Huon' S Whale Point facility in Ta S mania . We're al S o fini S hing con S truction of a new Seara facility in Jeddah, Saudi Arabia, which will quadruple the company' S chicken breaded production capacity in the country . The number S from the S econd quarter reinforce the S trength of our financial management . The company' S deleveraging proce SS i S well on track . Our leverage ratio decrea S ed from 3 . 66 x in USD in the fir S t quarter of 2024 to 2 . 77 x in USD in the S econd quarter, returning JBS to our debt policy comfort level S ix month S ahead of S chedule . Overall, we recorded Net Revenue of R $ 100 . 6 billion and Net Income of R $ 1 . 7 billion for the period . Our re S ult S reaffirm our confidence in JBS' S long - term S trategy . We are a company with a S olid and proven management model, enabling u S to inve S t in new type S of protein while replicating the S ucce SS we've had in beef, chicken, pork, and value - added product S . The S trength of thi S increa S ingly diver S ified platform, combined with our commitment to excellence and innovation, will allow u S to continue generating value for all our S takeholder S and creating opportunitie S for our more than 270 , 000 team member S around the world .

NET REVENUE R$100.6Bn Note: graph S in million S . ADJUSTED EBITDA R$9.9Bn - 48,5% 89,383 100,606 2Q23 2Q24 NET RESULTS R$1.7Bn 1,259 5,510 2Q23 2Q24 FREE CASH FLOW R$5.5Bn 3 CONSOLIDATED HIGHLIGHTS - 264 1,715 4,470 5.0% 9.8% 9,882 2Q23 2Q24 2Q23 2Q24

CONSOLIDATED HIGHLIGHTS 2Q24

R$ Million	2Q24 R$	2Q24 % NR	1Q24 R$	1Q24 % NR	Δ% 2Q24 vs 1Q24	2Q23 R$	2Q23 % NR	Δ% 2Q24 vs 2Q23	LTM 2Q24 R$	LTM 2Q24 % NR
Net Revenue	**100,606.3**	**100.0%**	**89,147.1**	**100.0%**	**12.9%**	**89,382.6**	**100.0%**	**12.6%**	**377,503.6**	**100.0%**
Cost of Goods Sold	(85,094.1)	-84.6%	(77,466.5)	-86.9%	9.8%	(79,495.2)	-88.9%	7.0%	(328,163.4)	-86.9%
Gross Profit	**15,512.2**	**15.4%**	**11,680.6**	**13.1%**	**32.8%**	**9,887.5**	**11.1%**	**56.9%**	**49,340.2**	**13.1%**
Selling Expenses	(5,823.0)	-5.8%	(5,473.6)	-6.1%	6.4%	(5,678.7)	-6.4%	2.5%	(22,783.8)	-6.0%
General and Adm. Expenses	(3,631.2)	-3.6%	(2,619.9)	-2.9%	38.6%	(2,529.3)	-2.8%	43.6%	(12,598.0)	-3.3%
Net Financial Income (expense)	(3,128.2)	-3.1%	(1,727.3)	-1.9%	81.1%	(1,667.9)	-1.9%	87.6%	(8,381.6)	-2.2%
Equity in earnings of subsidiaries	12.5	0.0%	(32.4)	0.0%	-	15.0	0.0%	-16.4%	(1.6)	0.0%
Other Income (expense)	(141.0)	-0.1%	(6.4)	0.0%	-	(154.6)	-0.2%	-8.8%	(74.0)	0.0%
Profit (loss) before taxes	**2,801.4**	**2.8%**	**1,821.0**	**2.0%**	**53.8%**	**(128.1)**	**-0.1%**	**-**	**5,501.2**	**1.5%**
Income and social contribution taxes	(778.3)	-0.8%	(13.8)	0.0%	-	(70.1)	-0.1%	-	(772.5)	-0.2%
Minority interest	(307.8)	-0.3%	(161.1)	-0.2%	91.1%	(65.5)	-0.1%	370.3%	(712.2)	-0.2%
Net Income (Loss)	**1,715.2**	**1.7%**	**1,646.0**	**1.8%**	**4.2%**	**(263.6)**	**-0.3%**	**-**	**4,016.5**	**1.1%**
Adjusted EBITDA	**9,882.1**	**9.8%**	**6,428.8**	**7.2%**	**53.7%**	**4,470.0**	**5.0%**	**121.1%**	**26,824.7**	**7.1%**
Earnings per Share	**0.77**		**0.74**		**4.2%**	**(0.12)**		**-**	**1.81**	

NET REVENUE

In 2Q24, JBS recorded a consolidated net revenue of R$100.6 billion, which represents an increase of 12.6% compared to 2Q23.

During the period, around 75% of JBS' global sales were in the domestic markets in which the Company operates and 25% through exports.

In the last 12 months, net revenue reached R$377.5 billion (US$75.5 billion).

ADJUSTED EBITDA

In 2Q24, JBS's adjusted EBITDA reached R$9.9 billion, a growth of 121% y/y, while the EBITDA margin reached 9.8%, an increase of 482 basis points compared to the previous year. With the exception of JBS Beef North America, which is facing a challenging cattle cycle, all business units showed improvement compared to the same period last year, highlight to Seara, Pilgrim's and JBS USA Pork. This result reinforces the strength of the diversified global platform.

In the last 12 months, adjusted EBITDA reached R$26.8 billion (U$5.3 billion), with an adjusted EBITDA margin of 7.1%.

R$ Million	2Q24	1Q24	Δ%	2Q23	Δ%	LTM 2Q24
Net income for the period (including minority interest)	**2,023.0**	**1,807.1**	**11.9%**	**(198.2)**	**-**	**4,728.7**
Financial income (expense), net	3,128.2	1,727.3	81.1%	1,667.9	87.6%	8,381.6
Current and deferred income taxes	778.3	13.8	-	70.1	-	772.5
Depreciation and amortization	2,849.9	2,696.9	5.7%	2,657.5	7.2%	11,021.9
Equity in subsidiaries	(12.5)	32.4	-	(15.0)	-16.4%	1.6
(=) EBITDA	**8,767.0**	**6,277.6**	**39.7%**	**4,182.3**	**-**	**24,906.3**
Other income / expenses	42.7	0.2	-	8.3	-	224.0
Reestructuring	194.1	79.3	-	162.7	19.3%	318.7
Asset Impairment	0.0	0.0	-	4.5	-	22.5
Antitrust Agreements	394.3	23.2	-	89.1	-	767.5
Donations and social projects	25.0	48.5	-48.5%	23.1	-	126.6
Rio Grande do Sul Insurance Claims	32.5	0.0	-	0.0	-	32.5
Tax payments and installments	426.6	0.0	-	0.0	-	426.6
(=) Adjusted EBITDA	**9,882.1**	**6,428.8**	**53.7%**	**4,470.0**	**121.1%**	**26,824.7**

JBS
4

CONSOLIDATED RESULTS 2Q24

NET FINANCIAL RESULT

In 2Q24, net debt financial expense was R$1.4 billion, corresponding to US$264 million.

R$ Million	2Q24	1Q24	Δ%	2Q23	Δ%	LTM 2T24
Exchange rate variation	393.9	385.8	2.1%	16.7	-	777.4
Fair value adjustments on derivatives	(1,734.5)	(376.9)	-	75.2	-	(1,698.8)
Interest expense[1]	(2,253.5)	(2,078.8)	8.4%	(2,092.2)	7.7%	(8,834.7)
Interest income[1]	628.1	447.4	40.4%	394.2	59.3%	1,957.6
Taxes, contribution, fees and others	(162.1)	(104.8)	54.7%	(61.8)	-	(583.1)
Finance income (expense)	**(3,128.2)**	**(1,727.3)**	**81.1%**	**(1,667.9)**	**87.6%**	**(8,381.6)**
Interest expenses from loans and financings	(1,519.9)	(1,489.4)	2.1%	(1,409.4)	7.8%	(6,030.4)
Interest income from investments	140.7	137.6	2.3%	98.4	43.0%	614.8
Net debt financial expense[1]	**(1,379.2)**	**(1,351.8)**	**2.0%**	**(1,311.0)**	**5.2%**	**(5,415.6)**

[1]Includes interest expense on loans and financing included under passive interest, and interest on financial investments included under active interest.

NET RESULT

In 2Q24, JBS recorded a net profit of R$1.7 billion.

CASH FLOW FROM OPERATING ACTIVITIES AND FREE CASH FLOW

In 2Q24, cash flow from operating activities was R$9.6 billion, versus an operating cash generation of R$5.3 billion in 2Q23. This evolution is explained by the improvement in operational performance in practically all business units. Free cash flow, after adding property, plant and equipment, interest paid and received, and leasing was positive at R$5.5 billion, an improvement of 338% compared to the same period of the previous year.

NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES

In 2Q24, the total value of cash flow from JBS' investment activities was R$1.8 billion, with the main investment being the addition of fixed assets (CAPEX).

JBS
5

15,866 (173) 138 332 346 105 56 (61) 41 14,756 Net debt Other* Exchange Rate Taxes Lease CAPEX Interest Paid Biological Working Adjusted Net debt 2Q24 Variaton Payments and Received Assets Capital EBITDA 1Q24 NET DEBT BRIDGE Net Debt for the 2Q24 ended at US$14.8 billion, a reduction of US$1.1 billion compared to 1Q24, driven by the quarter' S S trong ca S h generation. Operating ca S h generation wa S mainly off S et by: (i) Capex in the amount of US$346 million; (ii) payment of intere S t in the amount of US$332 million; (iii) US$138 million of biological a SS et S ; and (iv) US$105 million from commercial lea S ing. CONSOLIDATED RESULTS JBS ended the quarter with R $ 21 . 4 billion in ca S h and US $ 3 . 3 billion available in revolving credit line S , without collateral, of which US $ 2 . 9 billion at JBS USA and US $ 450 million at JBS Bra S il, equivalent to R $ 18 . 6 billion at the clo S ing exchange rate for the period . Thu S , the Company' S total availability i S R $ 40 billion . INDEBTEDNESS At the end of 2 Q 24 , net debt wa S US $ 14 . 8 billion (R $ 82 billion), a reduction of approximately US $ 1 . 9 billion when compared to the end of 2 Q 23 . For the quarter, leverage in dollar S ended at 2 . 77 x . 6 (US$ million) 2.77x 3.66x (1,894) *Con S idering acqui S ition S , Ca S h Margin, non - ca S h item S and Other S . Leverage 3.06x 3.70x 3.87x US$ Million R$ Million ∆ % 2Q23 ∆ % 1Q24 2Q24 ∆ % 2Q23 ∆ % 1Q24 2Q24 - 4.4% 19,463.6 - 3.7% 19,333.0 18,612.2 10.3% 93,799.0 7.1% 96,591.6 103,463.6 Gross Debt - 60.5% 2,217.3 14.7% 763.4 875.8 - 54.4% 10,685.6 27.6% 3,814.3 4,868.3 (+) Short Term Debt 11% 4% 5% 11% 4% 5% % of the Gro SS Debt 2.8% 17,246.3 - 4.5% 18,569.6 17,736.5 18.6% 83,113.4 6.3% 92,777.3 98,595.4 (+) Long Term Debt 89% 96% 95% 89% 96% 95% % of the Gro SS Debt 37.0% 2,811.4 11.1% 3,467.1 3,852.8 58.1% 13,548.7 23.6% 17,322.5 21,417.4 ( - ) Ca S h and Equivalent S - 11.4% 16,652.2 - 7.0% 15,865.9 14,759.4 2.2% 80,250.3 3.5% 79,269.1 82,046.2 Net Debt 2.77x 3.66x 4.15x

CONSOLIDATED HIGHLIGHTS 2Q24

INDEBTEDNESS

Debt Amortization Schedule (US$ Million)[1]

Average Term
11.1 yrs

Average Cost
5.66% p.a.


7,198
450
2,895
3,853
876
13
14
1,073
988
686
1,715
1,677
2,907
2,598
2,120
649
2,413
884
Cash and Equivalents
Short Term
2025
2026
2027
2028
2029
2030
2031
2032
2033
2034
2035 until 2051
2052
2053
Cash and Equivalents
Revolving credit facilities USD 2.9bn in the US
Revolving credit facilities USD 450 mn in Brazil

CURRENCY & COST BREAKDOWN


USD²
87.4%
5.08% p.a.
BRL
12.6%
9.69% p.a.

SOURCE BREAKDOWN


Bonds
86%
Banks
3%
CRA
11%

[1] Includes funds available in cash and revolving guaranteed credit lines from JBS USA and JBS Brazil
[2] Includes debts in other currencies, such as Euros and Canadian Dollars

7

BUSINESS UNITS 2Q24

BUSINESS UNITS – IFRS R$

Million		2Q24	1Q24	Δ%	2Q23	Δ%	LTM 2Q24
Net Revenue							
Seara	R$	11,594.8	10,317.5	12.4%	10,310.4	12.5%	42,572.6
JBS Brazil	R$	15,546.8	14,234.3	9.2%	13,986.2	11.2%	59,127.1
JBS Beef North America	R$	31,262.7	27,643.0	13.1%	28,770.2	8.7%	119,032.7
JBS Australia	R$	8,616.9	7,163.8	20.3%	7,471.4	15.3%	32,038.6
JBS USA Pork	R$	11,278.7	9,461.9	19.2%	8,798.0	28.2%	41,044.5
Pilgrim's Pride	R$	23,767.6	21,585.6	10.1%	21,314.7	11.5%	89,027.1
Others	R$	501.2	814.5	-38.5%	1,272.2	-60.6%	3,247.0
Eliminations	R$	-1,962.3	-2,073.6	-5.4%	-2,540.5	-22.8%	-8,586.2
Total	**R$**	**100,606.3**	**89,147.1**	**12.9%**	**89,382.6**	**12.6%**	**377,503.6**
Adjusted EBITDA							
Seara	R$	2,019.5	1,192.0	69.4%	419.9	381.0%	4,448.3
JBS Brazil	R$	1,180.7	643.3	83.5%	675.7	74.7%	3,182.4
JBS Beef North America	R$	151.3	-48.6	-	433.5	-65.1%	116.9
JBS Australia	R$	1,177.8	614.0	91.8%	710.4	65.8%	3,340.3
JBS USA Pork	R$	1,253.4	1,551.7	-19.2%	386.3	224.4%	4,792.7
Pilgrim's Pride	R$	4,083.6	2,479.7	64.7%	1,858.5	119.7%	10,949.0
Others	R$	19.2	0.1	-	-11.3	-	8.7
Eliminations	R$	-3.4	-3.4	0.0%	-3.0	11.7%	-13.6
Total	**R$**	**9,882.1**	**6,428.8**	**53.7%**	**4,470.0**	**121.1%**	**26,824.7**
Adjusted EBITDA Margin							
Seara	%	17.4%	11.6%	5.9 p.p.	4.1%	13.3 p.p.	10.4%
JBS Brazil	%	7.6%	4.5%	3.1 p.p.	4.8%	2.8 p.p.	5.4%
JBS Beef North America	%	0.5%	-0.2%	0.7 p.p.	1.5%	-1.0 p.p.	0.1%
JBS Australia	%	13.7%	8.6%	5.1 p.p.	9.5%	4.2 p.p.	10.4%
JBS USA Pork	%	11.1%	16.4%	-5.3 p.p.	4.4%	6.7 p.p.	11.7%
Pilgrim's Pride	%	17.2%	11.5%	5.7 p.p.	8.7%	8.5 p.p.	12.3%
Others	%	3.8%	0.0%	3.8 p.p.	-0.9%	4.7 p.p.	0.3%
Total	**%**	**9.8%**	**7.2%**	**2.6 p.p.**	**5.0%**	**4.8 p.p.**	**7.1%**

BUSINESS UNITS– USGAAP US$

Million		2Q24	1Q24	Δ%	2Q23	Δ%	LTM 2Q24
Net Revenue							
JBS Beef North America	US$	5,992.4	5,581.1	7.4%	5,810.5	3.1%	23,799.6
JBS Australia	US$	1,651.7	1,446.4	14.2%	1,509.0	9.5%	6,403.4
JBS USA Pork	US$	2,161.9	1,910.3	13.2%	1,776.9	21.7%	8,201.0
Pilgrim's Pride	US$	4,559.3	4,361.9	4.5%	4,308.1	5.8%	17,809.8
Adjusted EBITDA							
JBS Beef North America	US$	16.1	11.4	41.2%	83.4	-80.7%	-20.5
JBS Australia	US$	201.7	132.2	52.6%	129.5	55.8%	609.6
JBS USA Pork	US$	272.7	155.6	75.3%	27.0	910.0%	806.9
Pilgrim's Pride	US$	655.9	371.9	76.4%	248.7	163.7%	1,661.3
Adjusted EBITDA Margin							
JBS Beef North America	%	0.3%	0.2%	0.1 p.p.	1.4%	-1.2 p.p.	-0.1%
JBS Australia	%	12.2%	9.1%	3.1 p.p.	8.6%	3.6 p.p.	9.5%
JBS USA Pork	%	12.6%	8.1%	4.5 p.p.	1.5%	11.1 p.p.	9.8%
Pilgrim's Pride	%	14.4%	8.5%	5.9 p.p.	5.8%	8.6 p.p.	9.3%

JBS
8

BUSINESS UNITS 2Q24

SEARA

	2Q24		1Q24		Δ%	2Q23		Δ%	LTM 2Q24	
IFRS - R$ Million	**R$**	**% NR**	**R$**	**% NR**	**QoQ**	**R$**	**% NR**	**YoY**	**R$**	**% NR**
Net Revenue	**11,594.8**	***100.0%***	**10,317.5**	***100.0%***	**12.4%**	**10,310.4**	***100.0%***	**12.5%**	**42,572.6**	***100.0%***
Cost of Goods Sold	(8,540.9)	-74%	(8,130.9)	-79%	5.0%	(8,817.6)	-86%	-3.1%	(33,977.7)	-80%
Gross Profit	3,053.9	26%	2,186.7	21%	39.7%	1,492.8	14%	104.6%	8,594.9	20%
Adjusted EBITDA	**2,019.5**	***17.4%***	**1,192.0**	***11.6%***	**69.4%**	**419.9**	***4.1%***	**381.0%**	**4,448.3**	***10.4%***

In 2Q24, Seara recorded a net revenue of R$11.6 billion, a growth of 13% in the annual comparison. The growth is explained both by higher volumes sold (+7% y/y) and prices (+5% y/y). The significant increase of 13.3 percentage points in the EBITDA margin in 2Q24 in relation to 2Q23 is a consequence of the various operational actions implemented throughout the value chain, which resulted in better operational indicators combined with lower grain costs and expansion of the value-added portfolio.

Sales in the domestic market, which accounted for half of the unit's revenue in 2Q24, totaled R$5.6 billion, 11% higher than 2Q23, mainly as a result of the 12% increase in volumes sold compared to 2Q23. Despite the growth in all categories (in natura poultry, in natura pork and prepared foods), the main highlight was the in natura poultry category, which sales growth was approximately 30% y/y, with growth in both volume and prices. In relation to prepared foods, driven by the new prepared foods plant in Rolândia, Seara grew 10% in volumes in the annual comparison. Seara continues with its strategy of increasing consumer preference through product quality, innovation, execution and brand strengthening, achieving growth in indexes such as penetration and repurchase.

In the export market, net revenue in dollars reached US$1.1 billion, representing an increase of 8% compared to 2Q23, driven by a 4% growth in both average prices in dollars and volumes sold in the annual comparison. In the quarter, the price increase is the result of a better balance in supply and demand for poultry in the international market.


Doriana

9

BUSINESS UNITS 2Q24

JBS BRASIL

IFRS - R$ Million	2Q24 R$	2Q24 % NR	1Q24 R$	1Q24 % NR	Δ% QoQ	2Q23 R$	2Q23 % NR	Δ% YoY	LTM 2Q24 R$	LTM 2Q24 % NR
Net Revenue	**15,546.8**	***100.0%***	**14,234.3**	***100.0%***	**9.2%**	**13,986.2**	***100.0%***	**11.2%**	**59,127.1**	***100.0%***
Cost of Goods Sold	(12,657.6)	-81%	(12,189.2)	-86%	3.8%	(11,852.9)	-85%	6.8%	(49,390.2)	-84%
Gross Profit	2,889.2	19%	2,045.2	14%	41.3%	2,133.3	15%	35.4%	9,736.9	16%
Adjusted EBITDA	**1,180.7**	***7.6%***	**643.3**	***4.5%***	**83.5%**	**675.7**	***4.8%***	**74.7%**	**3,182.4**	***5.4%***

In 2Q24, JBS Brasil recorded net revenue of R$15.5 billion (+11% y/y), this growth was driven primarily by higher volumes sold.

In the domestic market, net revenue in the beef category grew 12% y/y in 2Q24, as a result of the higher volumes sold in the period. This growth is mainly attributed to strong domestic demand and the favorable cattle cycle, resulting in greater availability of animals for slaughter. The Company remains focused on improving execution across the value chain, increasing and improving the level of service with its commercial and operational partners. Friboi is increasingly advancing in understanding consumer needs, further expanding the branded value-added portfolio and bringing even more convenience.

In the export market, net revenue from beef grew 4% y/y in 2Q24, as a result of the 12% growth in volumes sold in the period. Geographic diversification proved to be important in the export market, expanding sales to important regions, such as the Middle East, the United States, the Philippines, among others.

EBITDA totaled R$1.2 billion, with an EBITDA margin of 7.6% in 2Q24. It is worth mentioning that the profitability of this business unit also benefited from lower cattle prices. According to data published by CEPEA-ESALQ, the average price of live cattle during the quarter was approximately R$226/arroba (-15% y/y).

Friboi
Swift



Note: On March 1, 2020, through a corporate restructuring process, Swift stores were transferred to the direct subsidiary Seara Alimentos. Although the Swift stores are part of the corporate structure of Seara Alimentos, for the purposes of analysis and presentation of results, the Company's Management decided to allocate Swift's results to the JBS Brasil operating segment.

JBS
10

BUSINESS UNITS 2Q24

JBS BEEF NORTH AMERICA

IFRS - R$ Million	2Q24 R$	2Q24 % NR	1Q24 R$	1Q24 % NR	Δ% QoQ	2Q23 R$	2Q23 % NR	Δ% YoY	LTM 2Q24 R$	LTM 2Q24 % NR
Net Revenue	**31,262.7**	***100.0%***	**27,643.0**	***100.0%***	**13.1%**	**28,770.2**	***100.0%***	**8.7%**	**119,032.7**	***100.0%***
Cost of Goods Sold	(30,092.9)	-96%	(26,671.3)	-96%	12.8%	(27,138.0)	-94%	10.9%	(114,362.2)	-96%
Gross Profit	1,169.7	4%	971.8	4%	20.4%	1,632.2	6%	-28.3%	4,670.5	4%
Adjusted EBITDA	**151.3**	***0.5%***	**(48.6)**	***-0.2%***	**-**	**433.5**	***1.5%***	**-65.1%**	**116.9**	***0.1%***

USGAAP[1] - US$ Million	2Q24 US$	2Q24 % NR	1Q24 US$	1Q24 % NR	Δ% QoQ	2Q23 US$	2Q23 % NR	Δ% YoY	LTM 2Q24 US$	LTM 2Q24 % NR
Net Revenue	**5,992.4**	***100.0%***	**5,581.1**	***100.0%***	**7.4%**	**5,810.5**	***100.0%***	**3.1%**	**23,799.6**	***100.0%***
Cost of Goods Sold	(5,950.7)	-99%	(5,539.0)	-99%	7.4%	(5,693.8)	-98%	4.5%	(23,655.6)	-99%
Gross Profit	41.7	1%	42.1	1%	-1.0%	116.7	2%	-64.3%	144.0	1%
Adjusted EBIT	**(27.4)**	***-0.5%***	**(30.5)**	***-0.5%***	**-10.2%**	**41.7**	***0.7%***	**-**	**(198.5)**	***-0.8%***
Adjusted EBITDA	**16.1**	***0.3%***	**11.4**	***0.2%***	**41.2%**	**83.4**	***1.4%***	**-80.7%**	**(20.5)**	***-0.1%***

In IFRS and reais, net revenue in 2Q24 was R$31.3 billion, an increase of 9% compared to 2Q23, with an adjusted EBITDA of R$151.3 million and an EBITDA margin of 0.5%. These results include the impact of the 5% depreciation of the average exchange rate, which went from R$4.95 in 2Q23 to R$5.22 in 2Q24.

In US GAAP and US$, net revenue was US$6 billion in 2Q24, an increase of 3% compared to 2Q23 and adjusted EBITDA was US$16.1 million, with a margin of 0.3%.

In the quarter, beef margins in North America continued to be pressured by both the cattle cycle and weaker demand given the inflationary scenario in the USA. According to data released by the USDA, cattle prices remained at high levels, growing 5% y/y in 2Q24. Therefore, as the price of cattle represents approximately 85% of the cost of the goods sold and the selling price of meat remained stable in the annual comparison, profitability came under pressure in the period.

Despite the more pressured margins due to the cattle cycle, JBS remains focused on its operational and commercial execution in order to protect its profitability. Among the ongoing initiatives are the improvement of pricing, the optimization of the product mix, the increase in yield per carcass, greater capture of plant efficiency, among others. All of these implemented actions are fundamental to facing this most challenging cycle.


100% GRASS FED



[1]The difference in JBS Beef North America's EBITDA in IFRS and USGAAP, in addition to the exchange rate, is due to the impacts of the adoption of IFRS 16 as of 1Q19 and different inventory accounting criteria: in IFRS, inventories are accounted for at average cost, while in US GAAP they are marked to market. Volume and price calculations do not consider the impact of acquisitions.

11

JBS AUSTRALIA BUSINESS UNITS Con S idering the re S ult S in IFRS and reai S , net revenue in 2 Q 24 wa S R $ 8 . 6 billion (+ 15 % y/y) . Adju S ted EBITDA wa S R $ 1 . 2 billion in 2 Q 24 , with an EBITDA margin of 13 . 7% . The S e re S ult S include the impact of the 5 % depreciation of the average exchange rate, which went from R $ 4 . 95 in 2 Q 23 to R $ 5 . 22 in 2 Q 24 . In US GAAP and US $ , net revenue wa S US $ 1 . 7 billion (+ 10 % y/y) in 2 Q 24 , thi S growth i S explained by the 5 % increa S e in volume S S old and + 4 % in average price S . Adju S ted EBITDA wa S US $ 201 . 7 million in 2 Q 24 , with an EBITDA margin of 12 . 2% . The S trong growth in net revenue from the beef bu S ine SS compared to 2 Q 23 reflected the increa S e in volume S S old . The improvement in the EBITDA margin reflect S the lower cattle purcha S e price, given the greater availability of animal S due to the more favorable cattle cycle . According to MLA (Meat & Live S tock Au S tralia), the price of cattle in Au S tralia fell 4 % y/y in 2 Q 24 . In 2 Q 24 , the aquaculture bu S ine SS reported a reduction in net revenue due to lower volume S S old, partially off S et by an increa S e in price S , however maintaining profitability at a high level . Net revenue from the pork bu S ine SS wa S S table compared to the S ame period la S t year . However, the improvement in profitability i S the re S ult of gain S in operational efficiency . Primo, the prepared food S unit, recorded an increa S e in average price S in the quarter, but thi S wa S off S et by lower volume S S old . Neverthele SS , even in the face of continued inflationary pre SS ure S , it reported an increa S e in the US GAAP EBITDA margin when compared to the S ame period la S t year . ¹The difference in JBS Au S tralia' S EBITDA in IFRS and USGAAP, in addition to the exchange rate, i S due to the impact S of the adoption of IFRS 16 from 1Q19 and different accounting criteria for biological a SS et S , in IFRS they are marked to market, while in USGAAP they are at average co S t. LTM 2Q24 ∆ % 2Q23 ∆ % 1Q24 2Q24 % NR R$ YoY % NR R$ QoQ % NR R$ % NR R$ IFRS - R$ Million 32,038.6 100.0% 15.3% 7,471.4 100.0% 20.3% Net Revenue 8,616.9 100.0% 7,163.8 100.0% (26,688.1) - 83% 9.1% (6,372.4) - 85% 13.1% Co S t of Good S Sold (6,950.7) - 81% (6,146.6) - 86% 5,350.6 17% 51.6% 1,099.0 15% 63.8% Gro SS Profit 1,666.2 19% 1,017.2 14% 3,340.3 10.4% 65.8% 710.4 9.5% 91.8% Adjusted EBITDA 1,177.8 13.7% 614.0 8.6% LTM 2Q24 ∆ % 2Q23 ∆ % 1Q24 2Q24 % NR US$ YoY % NR US$ QoQ % NR US$ % NR US$ USGAAP¹ - US$ Million 6,403.4 100.0% 9.5% 1,509.0 100.0% 14.2% Net Revenue 1,651.7 100.0% 1,446.4 100.0% (5,703.9) - 89% 4.4% (1,363.8) - 90% 9.6% Co S t of Good S Sold (1,424.1) - 86% (1,299.7) - 90% 699.5 11% 56.8% 145.2 10% 55.1% Gro SS Profit 227.6 14% 146.7 10% 521.2 8.1% 67.8% 107.3 7.1% 61.7% Adjusted EBIT 180.0 10.9% 111.3 7.7% 609.6 9.5% 55.8% 129.5 8.6% 52.6% Adjusted EBITDA 201.7 12.2% 132.2 9.1% Volume and price calculation S do not con S ider the impact of acqui S ition S . 12

BUSINESS UNITS 2Q24

JBS USA PORK

	2Q24		1Q24		Δ%	2Q23		Δ%	LTM 2Q24	
IFRS - R$ Million	**R$**	**% NR**	**R$**	**% NR**	**QoQ**	**R$**	**% NR**	**YoY**	**R$**	**% NR**
Net Revenue	**11,278.7**	***100.0%***	**9,461.9**	***100.0%***	**19.2%**	**8,798.0**	***100.0%***	**28.2%**	**41,044.5**	***100.0%***
Cost of Goods Sold	(9,460.1)	-84%	(7,334.4)	-78%	29.0%	(7,825.2)	-89%	20.9%	(34,055.9)	-83%
Gross Profit	1,818.6	16%	2,127.6	22%	-14.5%	972.8	11%	86.9%	6,988.7	17%
Adjusted EBITDA	**1,253.4**	***11.1%***	**1,551.7**	***16.4%***	**-19.2%**	**386.3**	***4.4%***	**224.4%**	**4,792.7**	***11.7%***

	2Q24		1Q24		Δ%	2Q23		Δ%	LTM 2Q24	
USGAAP[1] - US$ Million	**US$**	**% NR**	**US$**	**% NR**	**QoQ**	**US$**	**% NR**	**YoY**	**US$**	**% NR**
Net Revenue	**2,161.9**	***100.0%***	**1,910.3**	***100.0%***	**13.2%**	**1,776.9**	***100.0%***	**21.7%**	**8,201.0**	***100.0%***
Cost of Goods Sold	(1,887.7)	-87%	(1,737.9)	-91%	8.6%	(1,750.0)	-98%	7.9%	(7,383.0)	-90%
Gross Profit	274.2	13%	172.4	9%	59.0%	26.9	2%	919.3%	818.0	10%
Adjusted EBIT	**225.9**	***10.4%***	**110.1**	***5.8%***	**105.2%**	**(11.1)**	***-0.6%***	**-**	**623.6**	***7.6%***
Adjusted EBITDA	**272.7**	***12.6%***	**155.6**	***8.1%***	**75.3%**	**27.0**	***1.5%***	**910.0%**	**806.9**	***9.8%***

In IFRS and reais, in 2Q24, net revenue was R$11.3 billion, an increase of 28% compared to 2Q23 and adjusted EBITDA was R$1.3 billion, with a margin of 11.1%. These results include the impact of the 5% depreciation of the average exchange rate, which went from R$4.95 in 2Q23 to R$5.22 in 2Q24.

In USGAAP and US$, net revenue was US$2.2 billion, an increase of 22% compared to 2Q23, due to the 16% increase in average prices. Adjusted EBITDA totaled US$272.7 million in 2Q24, with a margin of 12.6%.

In the domestic market, average wholesale prices (cutout) increased 17% y/y, driven by strong demand in a seasonally stronger period. This increase is explained by the substitution of beef consumption for pork, due to the increase in beef prices in the United States. In the international markets, the USDA data for the year indicates an increase in pork exports by 8%, especially to Mexico, South Korea, Australia and Colombia.

In addition to the improvement in commercial dynamics, profitability in the quarter was positively impacted by lower grain costs, continuous efforts aimed at expanding the value added portfolio, in addition to the consistency of commercial, operational and logistical execution.





[1]The difference in JBS USA Pork's EBITDA in IFRS and USGAAP, in addition to the exchange rate, is due to the impacts of the adoption of IFRS 16 from 1Q19 and different accounting criteria. In IFRS, biological assets are marked to market and inventories are carried at average cost, while in USGAAP, biological assets are held at average cost and inventories are carried at average cost. Volume and price calculations do not consider the impact of acquisitions.

13

PILGRIM’S PRIDE CORPORATION BUSINESS UNITS ¹The difference in EBITDA between PPC' S IFRS and USGAAP re S ult S , in addition to the exchange rate, i S due to the impact S of the adoption of IFRS 16 a S of 1 Q 19 and different criteria for accounting for the amortization of parent bird S : in IFRS, the amortization of the a SS et biological, due to it S longer term nature, i S con S idered an expen S e S ubject to adju S tment in EBITDA, while in USGAAP the amortization of biological a SS et S i S recorded in In IFRS and reai S , in 2 Q 24 , net revenue wa S R $ 23 . 8 billion, a growth of 12 % compared to the S ame period of the previou S year, and adju S ted EBITDA of R $ 4 . 1 billion, with an EBITDA margin of 17 . 2% . The S e re S ult S include the impact of the 5 % depreciation of the average exchange rate, which went from R $ 4 . 95 in 2 Q 23 to R $ 5 . 22 in 2 Q 24 . In US GAAP and US $ , PPC' S net revenue in 2 Q 24 wa S US $ 4 . 6 billion, 6 % higher than 2 Q 23 , and adju S ted EBITDA wa S US $ 655 . 9 million with a margin of 14 . 4% . The global portfolio S howed S ignificant growth in profitability in the annual compari S on . The Company remained di S ciplined in executing it S S trategy and continued to expand relation S hip S with key cu S tomer S , further improving the level of S ervice a S market fundamental S became increa S ingly attractive . A S a re S ult, Pilgrim’ S reported the highe S t quarterly EBITDA in hi S tory . In the United State S , in 2 Q 24 , profitability benefited from improved price S for poultry cut S u S ed a S raw material (Big Bird), greater plant efficiency and lower production co S t S . Furthermore, the re S t of the poultry portfolio S howed growth above the market due to the partner S hip with key cu S tomer S through differentiated and per S onalized offer S . The prepared food S category ha S al S o evolved, increa S ing market S hare through a larger portfolio of branded value - added product S . Mexico' S S trong re S ult i S explained by the balance of S upply and demand in fre S h product S , an increa S e in partner S hip S with key cu S tomer S in retail and food S ervice, and a greater S upply of branded prepared product S . Furthermore, the Company continue S to inve S t in operational excellence, mainly in bio S afety in the live chicken operation and project S to expand capacity . In Europe, there wa S an improvement in con S umer S entiment a S wage growth outpaced inflation . Given thi S S cenario, the Company optimized the mix with it S main cu S tomer S and boo S ted it S branded product offering S . Furthermore, Pilgrim’ S continue S to S implify it S S tructure focu S ing on increa S ing efficiency . LTM 2Q24 ∆ % 2Q23 ∆ % 1Q24 2Q24 % NR R$ YoY % NR R$ QoQ % NR R$ % NR R$ IFRS - R$ Million 89,027.1 100.0% 11.5% 21,314.7 100.0% 10.1% Net Revenue 23,767.6 100.0% 21,585.6 100.0% (75,647.2) - 85% 0.7% (18,846.4) - 88% 2.4% Co S t of Good S Sold (18,984.3) - 80% (18,534.0) - 86% 13,379.9 15% 93.8% 2,468.2 12% 56.7% Gro SS Profit 4,783.3 20% 3,051.6 14% 10,949.0 12.3% 119.7% 1,858.5 8.7% 64.7% Adjusted EBITDA 4,083.6 17.2% 2,479.7 11.5% LTM 2Q24 ∆ % 2Q23 ∆ % 1Q24 2Q24 % NR US$ YoY % NR US$ QoQ % NR US$ % NR US$ USGAAP¹ - US$ Million 17,809.8 100.0% 5.8% 4,308.1 100.0% 4.5% Net Revenue 4,559.3 100.0% 4,361.9 100.0% (16,067.3) - 90% - 4.0% (4,029.7) - 94% - 2.8% Co S t of Good S Sold (3,867.7) - 85% (3,978.0) - 91% 1,742.5 10% 148.4% 278.4 6% 80.2% Gro SS Profit 691.6 15% 383.9 9% 1,233.2 6.9% 280.9% 143.9 3.3% 104.1% Adjusted EBIT 548.0 12.0% 268.5 6.2% 1,661.3 9.3% 163.7% 248.7 5.8% 76.4% Adjusted EBITDA 655.9 14.4% 371.9 8.5% the Co S t of Product Sold and i S not adju S ted in EBITDA. 14

BUSINESS UNITS 2Q24

Consolidated (IFRS - R$)

Net Revenue (billions)


89.4
91.4
96.3
89.1
100.6
2Q23 3Q23 4Q23 1Q24 2Q24

EBITDA (millions) and % EBITDA


5.0%
5.9%
5.3%
7.2%
9.8%
4,470
5,409
5,104
6,429
9,882
2Q23 3Q23 4Q23 1Q24 2Q24

Seara (IFRS - R$)

Net Revenue (billions)


10.3
10.2
10.5
10.3
11.6
2Q23 3Q23 4Q23 1Q24 2Q24

EBITDA (millions) and % EBITDA


4.1%
5.5%
6.4%
11.6%
17.4%
420
566
670
1,192
2,019
2Q23 3Q23 4Q23 1Q24 2Q24

JBS Brasil (IFRS - R$)

Net Revenue (billions)


14.0
14.4
14.9
14.2
15.5
2Q23 3Q23 4Q23 1Q24 2Q24

EBITDA (millions) and % EBITDA


4.8%
3.4%
5.9%
4.5%
7.6%
676
484
874
643
1,181
2Q23 3Q23 4Q23 1Q24 2Q24

JBS Beef North America (USGAAP - US$)

Net Revenue (billions)


5.8
6.0
6.3
5.6
6.0
2Q23 3Q23 4Q23 1Q24 2Q24

EBITDA (millions) and % EBITDA


1.4%
1.6%
-2.3%
0.2%
0.3%
83
93
-141
11
16
2Q23 3Q23 4Q23 1Q24 2Q24

JBS Australia (USGAAP - US$)

Net Revenue (billions)


1.5
1.6
1.7
1.4
1.7
2Q23 3Q23 4Q23 1Q24 2Q24

EBITDA (millions) and % EBITDA


8.6%
6.6%
9.9%
9.1%
12.2%
130
104
172
132
202
2Q23 3Q23 4Q23 1Q24 2Q24

JBS USA Pork (USGAAP - US$)

Net Revenue (billions)


1.8
2.0
2.1
1.9
2.2
2Q23 3Q23 4Q23 1Q24 2Q24

EBITDA (millions) and % EBITDA


1.5%
9.4%
9.0%
8.1%
12.6%
27
190
188
156
273
2Q23 3Q23 4Q23 1Q24 2Q24

Pilgrim's Pride (USGAAP - US$)

Net Revenue (billions)


4.3
4.4
4.5
4.4
4.6
2Q23 3Q23 4Q23 1Q24 2Q24

EBITDA (millions) and % EBITDA


5.8%
7.4%
6.8%
8.5%
14.4%
249
324
310
372
656
2Q23 3Q23 4Q23 1Q24 2Q24

15

ATTACHED TABLES AND GRAPHICS

GRAPHIC 1 | **JBS EXPORTS IN 2Q24 AND 2Q23**


Greater China[1] 20.5%
Others 23.4%
US$ 4.9 Billion
2Q24
USA 16.1%
E.U. 6.8%
South Korea 8.2%
Japan 9.3%
Africa & Middle East 15.7%
+2.4%
2Q23
Others 21.2%
Greater China[1] 31.0%
US$ 4.8 Billion
E.U. 6.4%
South Korea 9.0%
Japan 9.1%
Africa & Middle East 10.6%
USA 12.7%

Note 1 Considers China and Hong Kong

TABLE 1 | **CAPEX**

	2Q24		1Q24		Δ%	2Q23		Δ%	LTM 2Q24	
R$ Million	**R$**	**% CAPEX**	**R$**	**% CAPEX**	**QoQ**	**R$**	**% CAPEX**	**YoY**	**R$**	**% CAPEX**
Total Capex	**1,802.8**	***100.0%***	**1,407.3**	***100.0%***	**28.1%**	**1,950.8**	***100.0%***	**-7.6%**	**7,033.4**	***100.0%***
Expansion	663.8	37%	634.2	45%	4.7%	948.8	49%	-30.0%	3,064.7	44%
Maintenance	1,139.1	63%	773.1	55%	47.3%	1,002.0	51%	13.7%	3,968.7	56%

TABLE 2 | **COGS BREAKDOWN**

2Q24 (%)	**Consolidated**	**JBS Brazil**	**Seara**	**JBS Beef North America**	**JBS Australia**	**JBS USA Pork**	**PPC**
Raw material (livestock)	74.7%	86.4%	65.7%	85.6%	74.0%	73.0%	49.4%
Processing (including ingredients and packaging)	16.1%	8.0%	21.8%	11.5%	7.8%	13.1%	32.5%
Labor Cost	9.2%	5.6%	12.4%	2.8%	18.2%	14.0%	18.1%

JBS
16

FINANCIAL STATEMENTS 2Q24

Balance Sheet
In million of Brazilian Reais - R$

	Consolidated	
Current Assets	**06/30/24**	**12/31/23**
Cash and cash equivalents	20,514	22,122
Margin cash	903	641
Trade accounts receivable	18,292	16,416
Inventories	28,666	24,697
Biological assets	8,614	8,289
Recoverable taxes	3,708	4,450
Derivative assets	224	425
Other current assets	2,098	1,565
TOTAL CURRENT ASSETS	**83,020**	**78,605**
Non-Current Assets	**06/30/24**	**12/31/23**
Recoverable taxes	8,254	8,445
Biological assets	2,844	2,573
Related party receivables	588	574
Deferred income taxes	3,924	3,751
Derivative assets	49	397
Other non-current assets	1,747	1,545
	17,405	**17,285**
Investments in equity-accounted investees	235	274
Property, plant and equipment	67,795	62,541
Right of use asset	8,809	8,258
Intangible assets	10,518	9,613
Goodwill	31,781	29,556
TOTAL NON-CURRENT ASSETS	**136,544**	**127,527**
TOTAL ASSETS	**219,564**	**206,132**

JBS
17

FINANCIAL STATEMENTS 2Q24

Balance Sheet In million of Brazilian Reais - R$	Consolidated	
Current Liabilities	**06/30/24**	**12/31/23**
Trade accounts payable	24,999	25,451
Supply chain finance	5,227	4,590
Loans and financing	4,868	4,316
Income taxes	630	403
Other taxes payable	693	697
Payroll and social charges	7,315	6,280
Lease liabilities	1,850	1,707
Dividends payable	0	2
Provisions for legal proceedings	1,482	956
Derivative liabilities	1,278	698
Other current liabilities	2,844	2,813
TOTAL CURRENT LIABILITIES	**51,186**	**47,914**
Non-Current Liabilities	**06/30/24**	**12/31/23**
Loans and financing	98,595	92,505
Income and other taxes payable	483	457
Payroll and social charges	2,281	2,375
Lease liabilities	7,685	7,207
Deferred income taxes	6,525	6,585
Provision for legal proceedings	1,514	1,530
Derivative liabilities	1	-
Other non-current liabilities	511	561
TOTAL NON-CURRENT LIABILITIES	**117,594**	**111,220**
Equity	**06/30/24**	**12/31/23**
Share capital - common shares	23,576	23,576
Capital reserve	(743)	(774)
Other reserves	28	31
Profit reserves	15,380	15,380
Accumulated other comprehensive income	4,612	5,138
Retained earnings	3,364	-
Attributable to company shareholders	**46,217**	**43,351**
Attributable to non-controlling interest	**4,567**	**3,647**
TOTAL EQUITY	**50,783**	**46,998**
TOTAL LIABILITIES AND EQUITY	**219,564**	**206,132**

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FINANCIAL STATEMENTS 2Q24

INCOME STATEMENT

Statements of income for the three month period ended June 30

In million of Brazilian Reais - R$	Consolidated	
	2Q24	2Q23
NET REVENUE	**100,606**	**89,383**
Cost of sales	(85,094)	(79,495)
GROSS PROFIT	**15,512**	**9,887**
Selling expenses	(5,823)	(5,679)
General and administrative expenses	(3,631)	(2,529)
Other expenses	(231)	(230)
Other income	90	75
NET OPERATING EXPENSES	**(9,595)**	**(8,363)**
OPERATING PROFIT (LOSS)	**5,917**	**1,525**
Finance income	1,022	486
Finance expense	(4,150)	(2,154)
NET FINANCE EXPENSE	**(3,128)**	**(1,668)**
Share of profit of equity-accounted investees, net of tax	13	15
PROFIT (LOSS) BEFORE TAXES	**2,801**	**(128)**
Current income taxes	(1,320)	(158)
Deferred income taxes	542	88
TOTAL INCOME TAXES	**(778)**	**(70)**
NET INCOME (LOSS)	**2,023**	**(198)**
ATTRIBUTABLE TO:		
Company shareholders	1,715	(264)
Non-controlling interest	308	65
	2,023	**(198)**
Basic and diluted earnings (loss) per share - common shares (R$)	**0.77**	**(0.12)**

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FINANCIAL STATEMENTS 2Q24

CASH FLOW STATEMENT

Statements of cash flows for the three months period ended June 30

In million of Brazilian Reais - R$	Consolidated	
Cash flow	**2Q24**	**2Q23**
Net Income (loss)	**2,023**	**(198)**
Adjustments for:		
Depreciation and amortization	2,850	2,658
Expected Credit Losses	9	9
Share of profit of equity-accounted investees	(13)	(15)
Gain on sales of assets	3	15
Tax expense	778	70
Net finance expense	3,128	1,668
Share-based compensation	14	12
Provisions for legal proceedings	38	109
Reestructuring	70	18
Net realizable value inventory adjustments	(24)	(4)
Fair value adjustment of biological assets	449	14
DOJ (Department of Justice) and antitrust agreements	394	89
	9,720	**4,444**
Changes in assets and liabilities:		
Trade accounts receivable	352	1,220
Inventories	(373)	928
Recoverable taxes	444	277
Other current and non-current assets	(187)	(348)
Biological assets	(719)	(642)
Trade accounts payable and supply chain finance	223	(571)
Taxes paid in installments	(115)	(40)
Other current and non-current liabilities	561	294
Income taxes paid	(310)	(150)
DOJ and Antitrust agreements payment	-	(150)
Changes in operating assets and liabilities	**(125)**	**817**
Cash provided by operating activitiess	**9,595**	**5,261**
Interest paid	(1,888)	(1,699)
Interest received	154	202
Net cash flows provided (used in) by operating activities	**7,862**	**3,764**
Cash flow from investing activities		
Purchases of property, plant and equipment	(1,803)	(1,951)
Purchases and disposals of intangible assets	(11)	(5)
Proceeds from sale of property, plant and equipment	20	10
Acquisitions, net of cash acquired	(7)	(7)
Dividends received	18	10
Related party transactions	1	1
Others	-	94
Cash used in investing activities	**(1,783)**	**(1,847)**
Cash flows from financing activities		
Proceeds from loans and financing	3,226	15,619
Payments of loans and financing	(5,562)	(10,426)
Payments of leasing contracts	(549)	(554)
Derivative instruments received (settled)	(696)	(137)
Dividends paid	-	(2,218)
Dividends paid to non-controlling interest	(14)	(11)
Rescue (application)	(59)	(98)
Cash provided (used in) financing activities	**(3,654)**	**2,175**
Effect of exchange rate changes on cash and cash equivalents	**1,612**	**(318)**
Net change in cash and cash equivalents	4,037	3,774
Cash and cash equivalents at the beggining of period	16,477	8,965
Cash and cash equivalents at the end of period	**20,514**	**12,739**

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DISCLAIMER

We make statements about future events that are subject to risks and uncertainties. Such statements are based on the beliefs and assumptions of our Management and information to which the Company currently has access. Statements about future events include information about our current intentions, beliefs or expectations, as well as those of the members of the Company's Board of Directors and Officers.

Disclaimers with respect to forward-looking statements and information also include information on possible or presumed operating results, as well as statements that are preceded, followed or that include the words "believe," "may," "will," "continue," "expects," "predicts," "intends," "plans," "estimates," or similar expressions.

Forward-looking statements and information are not guarantees of performance. They involve risks, uncertainties and assumptions because they refer to future events, depending, therefore, on circumstances that may or may not occur. Future results and shareholder value creation may differ materially from those expressed or implied by the forward-looking statements. Many of the factors that will determine these results and values are beyond our ability to control or predict.

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